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As filed with the Securities and Exchange Commission on January 7, 2003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Tucows Inc.
(Name of Subject Company (Issuer))

Tucows Inc.
(Name of Filing Person (Offeror))

Certain Options to Purchase Common Stock, No Par Value Per Share,
Having an Exercise Price of $0.91 Per Share or More
(Title of Class of Securities)

898697-10-7
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

Elliot Noss
President and Chief Executive Officer
Tucows Inc.
96 Mowat Avenue
Toronto, Ontario M6K 3M1
Canada
Telephone: (416) 535-0123
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Filing Person)

Copy to:

Alan S. Pretter, Esq.
Morgan, Lewis & Bockius LLP
One Oxford Centre, 32nd Floor
Pittsburgh, PA 15219
(412) 560-3300

Calculation of Filing Fee
Transaction Valuation*            Amount of Filing Fee
$2,792,888                    $558.58

        * Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 5,143,440 shares of common stock of Tucows Inc. having an aggregate value of $2,792,888 as of January 7, 2003 will be exchanged in this offer. The aggregate value of such options was calculated using the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing party: Not applicable.
Form or Registration No.: Not applicable.	Date filed: Not applicable.
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

  Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☐    third party tender offer subject to Rule 14d-1.

  ☒    issuer tender offer subject to Rule 13e-4.

  ☐    going-private transaction subject to Rule 13e-3.

  ☐    amendment to Schedule 13D under Rule 13d-2.

        Check the following box if the filing is a final amendment reporting the results of the tender offer.    ☐

        The filing of this Schedule TO shall not be construed as an admission by Tucows Inc. that the Offer (as defined below) constitutes an issuer tender offer for purposes of the Securities Exchange Act of 1934 and the rules promulgated thereunder.

Item 1.    Summary Term Sheet.

        The information set forth under "Summary Term Sheet" in the Offer to Exchange, dated January 7, 2003 (the "Offer to Exchange"), attached hereto as Exhibit (a)(1)(A), is incorporated herein by reference.

Item 2.    Subject Company Information.

  (a)
  Name and Address.

        The name of the issuer is Tucows Inc., a Pennsylvania corporation (the "Company"). The Company's principal executive offices are located at 96 Mowat Avenue, Toronto, Ontario M6K 3M1, Canada, and its telephone number is (416) 535-0123. The information set forth in the Offer to Exchange under Section 9 ("Information Concerning Tucows") is incorporated herein by reference.

  (b)
  Securities.

        This Schedule TO relates to an offer by the Company to exchange all outstanding options under the Tucows Inc. Amended and Restated 1996 Equity Compensation Plan (the "Tucows Plan") held by current employees of the Company and its subsidiaries to purchase shares of the Company's common stock, no par value per share ("Common Stock"), having an exercise price per share of $0.91 or more (the "Options") for new options (the "New Options") to purchase shares of Common Stock to be granted under the Tucows Plan, upon the terms and subject to the conditions described in the Offer to Exchange, the related cover letter and Election Form (the Election Form and the Offer to Exchange, as they may be amended from time to time, are together referred to as the "Offer").

        The number of shares of Common Stock subject to the New Options will be equal to the number of shares of Common Stock subject to the Options that are accepted for exchange and canceled.

        The information set forth in the Offer to Exchange under "Summary Term Sheet," "Introduction," Section 1 ("Number of Options; Expiration Date"), Section 5 ("Acceptance of Options for Exchange and Issuance of New Options") and Section 8 ("Source and Amount of Consideration; Terms of New Options") is incorporated herein by reference.

  (c)
  Trading Market and Price.

        The information set forth in the Offer to Exchange under Section 7 ("Price Range of Common Stock Underlying the Options") is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person.

  (a)
  Name and Address.

        The Company is the filing person. The information set forth under Item 2(a) above is incorporated herein by reference. The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

Item 4.    Terms of the Transaction.

  (a)
  Material Terms.

        The information set forth in the Offer to Exchange under "Summary Term Sheet," "Introduction," Section 1 ("Number of Options; Expiration Date"), Section 3 ("Procedures for Tendering Options"), Section 4 ("Withdrawal Rights"), Section 5 ("Acceptance of Options for Exchange and Issuance of New Options"), Section 6 ("Conditions of the Offer"), Section 8 ("Source and Amount of Consideration; Terms of New Options"), Section 11 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer"), Section 12 ("Legal Matters; Regulatory Approvals"), Section 13

("Material U.S. Federal Income Tax Consequences; Material Federal Canadian Income Tax Considerations") and Section 14 ("Extension of Offer; Termination; Amendment") is incorporated herein by reference.

  (b)
  Purchases.

        The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

  (c)
  Agreements Involving the Subject Company's Securities.

        The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

Item 6.    Purposes of the Transaction and Plans or Proposals.

  (a)
  Purposes.

        The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

  (b)
  Use of Securities Acquired.

        The information set forth in the Offer to Exchange under Section 5 ("Acceptance of Options for Exchange and Issuance of New Options") and Section 11 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer") is incorporated herein by reference.

  (c)
  Plans.

        The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

Item 7.    Source and Amount of Funds or Other Consideration.

  (a)
  Source of Funds.

        The information set forth in the Offer to Exchange under Section 8 ("Source and Amount of Consideration; Terms of New Options") and Section 15 ("Fees and Expenses") is incorporated herein by reference.

  (b)
  Conditions.

        The information set forth in the Offer to Exchange under Section 6 ("Conditions of the Offer") is incorporated herein by reference.

  (d)
  Borrowed Funds.

        Not applicable.

Item 8.    Interest in Securities of the Subject Company.

  (a)
  Securities Ownership.

        The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

  (b)
  Securities Transactions.

        The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

Item 9.    Person/Assets, Retained, Employed, Compensated or Used.

  (a)
  Solicitations or Recommendations.

        Not applicable.

Item 10.    Financial Statements.

  (a)
  Financial Information.

        The information set forth in the Offer to Exchange under Section 9 ("Information Concerning Tucows") and Section 16 ("Additional Information") is incorporated herein by reference.

  (b)
  Pro Forma Information.

        Not applicable.

Item 11.    Additional Information.

  (a)
  Agreements, Regulatory Requirements and Legal Proceedings.

        The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") and Section 12 ("Legal Matters; Regulatory Approvals") is incorporated herein by reference.

  (b)
  Other Material Information.

        Not applicable.

Item 12.    Exhibits.

        (a)(1)(A)    Offer to Exchange, dated January 7, 2003.

        (a)(1)(B)    Form of Election to Exchange.

        (a)(1)(C)    Form of Letter to Eligible Option Holders.

        (b)              Not Applicable.

        (d)(1)          Tucows Inc. Amended and Restated 1996 Equity Compensation Plan.

        (d)(2)          Form of Stock Option Agreement pursuant to Tucows Inc. Amended and Restated
                            1996 Equity Compensation Plan.

        (g)              Not Applicable.

        (h)              Not Applicable.

Item 13    Information Required by Schedule 13E-3.

        Not Applicable.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

TUCOWS INC.
By:	/s/ ELLIOT NOSS Elliot Noss President and Chief Executive Officer
Dated: January 7, 2003

INDEX TO EXHIBITS

(a)(1)(A)	Offer to Exchange, dated January 7, 2003.
(a)(1)(B)	Form of Election to Exchange.
(a)(1)(C)	Form of Letter to Eligible Option Holders.
(d)(1)	Tucows Inc. Amended and Restated 1996 Equity Compensation Plan.
(d)(2)	Form of Stock Option Agreement pursuant to Tucows Inc. Amended and Restated 1996 Equity Compensation Plan.

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